
                    UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                                                                                                    --------------------------------
                Washington, D.C. 20549                                                                         OMB APPROVAL
                                                                                                    --------------------------------
                                                                                                    OMB Number:  3235-0360
                     FORM N-17f-2                                                                   Expires
                                                                                                    Estimated average burden
                                                                                                    hours per response...0.05
 Certificate of Accounting of Securities and Similar                                                --------------------------------
            Investments in the Custody of
           Management Investment Companies

      Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

------------------------------------------------------------ -----------------------------------------------------------------------
1.       Investment Company Act File Number:                 Date Examination completed:
            811-07933                                        April 6, 2000 and April 30, 2000
------------------------------------------------------------ -----------------------------------------------------------------------
2.    State identification Number:
       ---------------------- ------------------------ -------------------- -------------------- -------------------- --------------
       AL                     AK                       AZ                   AR                   CA                   CO
       ---------------------- ------------------------ -------------------- -------------------- -------------------- --------------
       CT                     DE                       DC                   FL                   GA                   HI
       ---------------------- ------------------------ -------------------- -------------------- -------------------- --------------
       ID                     IL                       IN                   IA                   KS                   KY
       ---------------------- ------------------------ -------------------- -------------------- -------------------- --------------
       LA                     ME                       MD                   MA                   MI                   MN
       ---------------------- ------------------------ -------------------- -------------------- -------------------- --------------
       MS                     MO                       MT                   NE                   NV                   NH
       ---------------------- ------------------------ -------------------- -------------------- -------------------- --------------
       NJ                     NM                       NY                   NC                   ND                   OH
       ---------------------- ------------------------ -------------------- -------------------- -------------------- --------------
       OK                     OR                       PA                   RI                   SC                   SD
       ---------------------- ------------------------ -------------------- -------------------- -------------------- --------------
       TN                     TX                       UT                   VT                   VA                   WA
       ---------------------- ------------------------ -------------------- -------------------- -------------------- --------------
       WV                     WI                       WY                   Puerto Rico
       ---------------------- ------------------------ -------------------- --------------------------------------------------------
       Other (specify):
------------------------------------------------------------------------------------------------------------------------------------
3.     Exact name of investment company as specified in registration statement:
       AARP Managed Investment Portfolios Trust (AARP Diversified Growth Portfolio and AARP Diversified Income
       with Growth Portfolio)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
4.      Address of principal executive office (number, street, city, state, zip code):
        Two International Place, Boston MA, 02110
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.       All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.




THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

         Management Statement Regarding Compliance With Certain Provisions
                      of the Investment Company Act of 1940

PricewaterhouseCoopers LLP                                    August 18, 2000
160 Federal Street
Boston, MA  02110

We, as members of management of the AARP Managed Investment Portfolios Trust (comprised of the Diversified Growth Portfolio and the Diversified Income with Growth Portfolio, (the "Portfolios")) are responsible for complying with the requirement of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (as interpreted in the Response of the Office of the Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed evaluations of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (as interpreted in the Response of the Office of the Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of April 6, 2000 and April 30, 2000 and for the period from September 30, 1999 (date of last examination) through April 6, 2000 and the period from April 6, 2000 through April 30, 2000.

Based on these evaluations, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (as interpreted in the Response of the Office of the Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of April 6, 2000 and April 30, 2000 and for the period from September 30, 1999 (date of last examination) through April 6, 2000 and the period from April 6, 2000 through April 30, 2000, with respect to securities reflected in the investment accounts of the Portfolios.


AARP Managed Investment Portfolios Trust
By:

/s/John R. Hebble
--------------------------------
John R. Hebble
Treasurer

/s/Caroline Pearson
--------------------------------
Caroline Pearson
Assistant Secretary

                        Report of Independent Accountants


To the Board of Trustees of AARP Managed Investment Portfolios Trust:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, about AARP Diversified Growth Portfolio's and AARP Diversified Income with Growth Portfolio's (constituting the AARP Managed Investment Portfolios Trust, hereafter referred to as the "Portfolios") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (as interpreted in the Response of the Office of the Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of April 6, 2000 and April 30, 2000. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Both our April 6, 2000 and April 30, 2000 examinations were made without prior notice to the Portfolios. Included among our procedures were the following tests performed as of April 6, 2000 and April 30, 2000, and with respect to agreement of security purchases and sales, for the period from September 30, 1999 (date of our last examination) through April 6, 2000 and the period from April 6, 2000 through April 30, 2000:

o Confirmation of the number of shares of beneficial interest of the underlying funds owned by each Portfolio and held by a securities depository which uses the book entry method of accounting for securities (i.e., Scudder Service Corp.).

o Reconciliation of all such shares of beneficial interest to the books and records of the Portfolios and Scudder Service Corp.

o Agreement of security purchases and sales by the Portfolios of shares of beneficial interest of the underlying funds since our last report from the books and records of the Portfolios to confirmations from Scudder Service Corp.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination of the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios enumerated above were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (as interpreted in the Response of the Office of the Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of April 6, 2000 and April 30, 2000, with respect to securities reflected in the investment accounts of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management of AARP Managed Investment Portfolios Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.



/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 18, 2000